UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Albertsons Companies, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

013091103

(CUSIP Number)

Joseph Virgilio

HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, New York 10019

Telephone: 212-287-6767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013091103	13D	Page 2 of 10 pages

1	Names of Reporting Persons HPS Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 33,909,372 (see Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,909,372 (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,909,372 (see Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person IA

CUSIP No. 013091103	13D	Page 3 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, $0.01 par value (the “Common Stock”), of Albertsons Companies, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 250 Parkcenter Blvd., Boise, Idaho 83706.

Item 2.	Identity and Background.

The Schedule 13D is being filed by HPS Investment Partners, LLC, a Delaware limited liability company (“HPS”).

HPS is the sole and managing member of HPS Mezzanine Management III, LLC, which is the investment manager of each of Assured Offshore, L.P., a Delaware limited partnership (“Assured Offshore”), Mezzanine Partners III, L.P., a Delaware limited partnership (“Mezzanine Partners”), HPS Fund Offshore Subsidiary XI, L.P., a Cayman Islands limited partnership (“Offshore Subsidiary XI”), and AP Mezzanine Partners III, L.P., a Delaware limited partnership (“AP Mezzanine”).

HPS is also the sole and managing member of HPS Mezzanine Management 2019, LLC, which is the investment manager of each of MP 2019 Offshore AB Subsidiary, L.P., a Delaware limited partnership (“MP 2019 Offshore”), Bronco Co-Invest, L.P., a Cayman Islands limited partnership (“Bronco Co-Invest”), MP 2019 Onshore Mezzanine Master, L.P., a Delaware limited partnership (“MP 2019 Onshore”), HN Co-Invest AIV, L.P., a Cayman Islands limited partnership (“HN Co-Invest”), HPS VG Co-Investment Fund, L.P., a Delaware limited partnership (“HPS VG Co-Investment”), and MP 2019 AP Mezzanine Master, L.P., a Delaware limited partnership (“MP 2019 AP Mezzanine” and, together with Assured Offshore, Mezzanine Partners, Offshore Subsidiary XI, AP Mezzanine, MP 2019 Offshore, and HN Co-Invest, HPS VG Co-Investment, the “Funds”)

As such, HPS has the power to vote and dispose of the securities held by the Funds, and as such, may be deemed to beneficially own the securities held by the Funds.

The principal business and office address of HPS is 40 West 57th Street, 33rd Floor, New York, New York 10019. Additional information called for by this item with respect to each executive officer and director of HPS is contained in Schedule A attached hereto and is incorporated herein by reference.

HPS is a registered investment adviser under the Investment Advisers Act of 1940 and is principally engaged in the business of investment in securities through various privately offered funds and separate accounts for which it or its subsidiary serves as, direct or indirect, investment manager.

During the last five years, neither HPS nor any of the executive officers and directors listed on Schedule A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration.

On June 9, 2020 (the “Preferred Closing Date”), pursuant to the Investment Agreement (as defined below), the Funds purchased an aggregate of 584,000 shares of 6.75% Series A-1 convertible preferred stock (the “Series A-1 Convertible Preferred Stock”) from the Issuer for an aggregate purchase price of $551,229,257.14. The Funds obtained the funds for the purchase of the Series A-1 Convertible Preferred Stock through capital contributions from their respective partners.

On June 29, 2020, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the acquisition of shares of Series A-1 Convertible Preferred Stock by the Funds was terminated. As a result, the Series A-1 Convertible Preferred Stock automatically convert on a one-for-one basis into shares of Series A Convertible Preferred Stock (the “Convertible Preferred Stock”).

Item 4.	Purpose of Transaction.

Investment Agreement

On the Preferred Closing Date, the Issuer, the Funds and certain other investors in the Issuer (the “Preferred Investors”) entered into an amended and restated investment agreement (as amended, the “Investment Agreement”), pursuant to which, the Issuer issued the Series A-1 Convertible Preferred Stock to the Funds.

Convertible Preferred Stock

Each share of Convertible Preferred Stock is entitled to a quarterly dividend at the rate of 6.75% of the Fixed Liquidation Preference (as defined in the certificate of designations of the 6.75% Series A convertible preferred stock (the “Certificate of Designations”)) per share, with such Fixed Liquidation Preference initially being $1,000.00 per shares (subject to adjustments as set forth in Certificate of Designations). In addition, holders of the Convertible Preferred Stock will participate in cash dividends that the Issuer pays on the Common Stock to the extent that such dividends exceed $206.25 million per fiscal year.

The Convertible Preferred Stock is convertible at the option of the holder at any time into shares of Common Stock at an initial conversion price of $17.22 and an initial conversion rate of 58.064 shares of Common Stock per share of Convertible Preferred Stock, subject to certain anti-dilution adjustments. At any time after June 30, 2023, which is the third anniversary of the closing of the Issuer’s initial public offering, if the last reported sale price of the Common Stock has equaled or exceeded $20.50 per share (a 19% premium to the conversion price), as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, the Issuer has the right to require the holder to convert all, or any portion, of the outstanding Convertible Preferred Stock into the relevant number of shares of Common Stock; provided that the Issuer is not be permitted to effect a mandatory conversion

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with respect to more than one-third of the aggregate outstanding shares, as of the date of the first Mandatory Conversion Notice Date (as defined in the Certificate of Designations), of Convertible Preferred Stock in any 12 month period unless the last reported sale price of the Common Stock has equaled or exceeded $23.42 (a 36% premium to the conversion price), as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days.

At any time following the sixth anniversary of the Preferred Closing Date, the Issuer may redeem all, but not less than all, of the Convertible Preferred Stock then outstanding at a redemption price equal to the product of (x) the Fixed Liquidation Preference and (y) 105%, plus accrued and unpaid dividends to, but not including, the date of redemption.

The Convertible Preferred Stock votes together with the Common Stock on an as-converted basis.

Director Designation Rights

Pursuant to the Investment Agreement, for so long as the Funds hold at least 25% of the Convertible Preferred Stock issued on the Preferred Closing Date (or 25% of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock (the “Conversion Shares”)), the Funds will have the right to designate one director to the Issuer’s board of directors (the “Board”).

Transfer Restrictions

Further pursuant to the Investment Agreement, the Funds are not permitted to transfer the Conversion Shares, other than to affiliated entities or in connection with a change of control, prior to the 18 month anniversary of the Preferred Closing Date. Prior to the seven month anniversary of the Preferred Closing Date, the Funds have the right to transfer the Convertible Preferred Stock only to their affiliated entities, another Preferred Investor or its affiliated entities (with any transferee thereof bound by same transferability/lock-up provisions hereof). Following the seven month anniversary of the Preferred Closing Date until the 18 month anniversary of the Preferred Closing Date, the Funds, and their respective affiliated entities, are required to collectively continue to hold greater than 50% of the Convertible Preferred Stock (or Conversion Shares). The Convertible Preferred Stock will be freely transferable after 18 months from the Preferred Closing Date. From and after the Preferred Closing Date and until the 18 month anniversary of the Preferred Closing Date, the Funds are also subject to certain restrictions on hedging activities.

The foregoing description of the Investment Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

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Registration Rights Agreements

Also on June 9, 2020, the Issuer, the Funds and the other Preferred Investors entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted the Funds certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), which Registrable Securities include the Conversion Shares, but not the Convertible Preferred Stock. These rights include, among others, “piggyback” registration rights for the Funds. Additionally, the Issuer is required to use its reasonable best efforts to file and maintain an effective shelf registration, as permitted by Rule 415 of the Securities Act of 1933, as amended, for all Registrable Securities held by the Funds.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Funds acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the HPS or the Funds might undertake may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Investment Agreement, the Funds may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions as provided in the Registration Rights Agreement. In addition, HPS and the Funds and their designee to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that HPS or the Funds will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, neither HPS nor the Funds currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, they may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 013091103	13D	Page 7 of 10 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

HPS may be deemed to be the beneficial owner of an aggregate of 33,909,372 shares of Common Stock issuable upon conversion of 584,000 shares of Convertible Preferred Stock held of record by the Funds, which represents 6.6% of the outstanding Common Stock. The percentage of the Common Stock beneficially owned is based on 512,936,125 shares of Common Stock outstanding, which includes 479,026,753 shares of Common Stock outstanding as of June 30, 2020 and 33,909,372 shares of Common Stock issuable upon conversion of 584,000 shares of Convertible Preferred Stock held of record by the Funds (but not including shares of Convertible Preferred Stock held by any other holders),

HPS does not have the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition of any shares of Common Stock of the Issuer. HPS has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of 33,909,372 shares of Common Stock issuable upon conversion of 584,000 shares of Convertible Preferred Stock held of record by the Funds.

The securities referred to in paragraphs (a) and (b) above includes:

(i)	4,481,017 shares of Common Stock issuable upon conversion of 77,173.77 shares of Convertible Preferred Stock held by Assured Offshore;

(ii)	1,934,353 shares of Common Stock issuable upon conversion of 33,314.16 shares of Convertible Preferred Stock held by Mezzanine Partners;

(iii)	1,011,721 shares of Common Stock issuable upon conversion of 17,424.24 shares of Convertible Preferred Stock held by Offshore Subsidiary XI;

(iv)	784,235 shares of Common Stock issuable upon conversion of 13,506.40 shares of Convertible Preferred Stock held by AP Mezzanine;

(v)	9,674,120 shares of Common Stock issuable upon conversion of 166,611.33 shares of Convertible Preferred Stock held by MP 2019 Offshore;

(vi)	7,258,000 shares of Common Stock issuable upon conversion of 125,000.00 shares of Convertible Preferred Stock held by Bronco Co-Invest;

(vii)	5,050,278 shares of Common Stock issuable upon conversion of 86,977.79 shares of Convertible Preferred Stock held by MP 2019 Onshore;

(viii)	2,052,767 shares of Common Stock issuable upon conversion of 35,353.54 shares of Convertible Preferred Stock held by HN Co-Invest AIV, L.P.;

(ix)	879,669 shares of Common Stock issuable upon conversion of 15,150.00 shares of Convertible Preferred Stock held by HPS VG Co-Investment; and

(x)	783,212 shares of Common Stock issuable upon conversion of 13,488.78 shares of Convertible Preferred Stock held by MP 2019 AP Mezzanine.

To the knowledge of HPS, no person listed on Schedule A beneficially owns any Common Stock.

(c)	Except as described in Item 4, during the past 60 days neither HPS nor, to its knowledge any person listed on Schedule A, has effected any transactions in the Common Stock.

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(d) Under certain circumstances, partners, members or managed accounts of HPS or the Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by HPS. The responses of HPS to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Investment Agreement and the Registration Rights Agreement, and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of HPS or the Funds has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Investment Agreement by and among Albertsons Companies, Inc. and the investors party thereto, dated June 9, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 9, 2020).

2	Registration Rights Agreement by and among Albertsons Companies, Inc. and the other parties thereto, dated as of June 9, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed June 9, 2020).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2020

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Shant Babikian
Name:	Shant Babikian
Title:	Managing Director

SCHEDULE A

HPS Investment Partners, LLC

Pursuant to Instruction C to Schedule 13D, the below information relates to the executive officers and directors of HPS Investment Partners, LLC (“HPS”). Each executive officer or director listed below is a citizen of the United States, except for Yoohyun Katherine Choi, who is a citizen of South Korea. Additionally, unless otherwise indicated, none of the below executive officers or directors shares voting or dispositive power over any shares of Common Stock, except in their capacity as an executive officer or director of HPS. The executive officers and directors of HPS are as follows.

Name	Present Principal Occupation or Employment	Principal Business Address
Scott Kapnick	Chief Executive Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019
Yoohyun Katherine Choi	General Counsel of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019
Joseph Virgilio	Chief Compliance Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019
Faith Rosenfeld	Chief Administrative Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019
Paul Knollmeyer	Chief Financial Officer of HPS.	40 West 57th Street 33rd Floor, New York, NY 10019

HPS is controlled by Scott Kapnick, Michael Patterson, Scot French, Faith Rosenfeld and Purnima Puri.